Exhibit 99.1

Earnings Release Fourth Quarter 2016

Financial Highlights Full Year 2016
●
Consolidated revenues reached CLP 10,333,001 million, down 6.0% versus 2015 (+7.9% in constant exchange rate), explained by currency depreciation against the Chilean Peso. In fact, revenues in local currency grew across all countries except Brazil and same store sales (SSS) improved in most markets and businesses, compared to 2015.
●
Adjusted EBITDA reached CLP 765,955 million, up 11.9% versus the previous year (+28.3% at constant exchange rate) with an Adjusted EBITDA margin of 7.4% compared to 6.2% in 2015
●
Profit for the year was CLP 387,798 million, an increase of 67.2% over 2015.
●
Rating agencies confirmed Investment Grade rating with Outlook stable and Net Financial Debt / Adjusted EBITDA ratio decreased to 3.2 times

4Q16 Results: good quarter considering macroeconomic slowdown in the region, currency depreciation, high comparison base of 4Q15 (highest in the last 16 quarters) and one-off effects

●
Revenues reached CLP 2,850,956 million, a decrease of 6.5% compared to 4Q15 (+7.0% in constant exchange rates) affected by the devaluation of the Argentine Peso (-38.5%), Peruvian Sol (-6.7%) and Colombian Peso (2.9%) against the CLP. The SSS accelerated in 4Q16 compared to the same quarter last year in Supermarkets Chile, Argentina and Colombia and in Home Improvement Chile and Colombia.
●
Adjusted EBITDA reached CLP 220,313 million (-11.6% at constant exchange rate) with an Adjusted EBITDA margin of 7.7% (4Q15 9.3%).
●
Net Profit for the period was CLP 157,453 million, a reduction of 16.0% YoY.

CONSOLIDATED INCOME DATA
(In CLP MM)	4Q16	4Q15	∆ %	12M16	12M15
Net revenues	2.850.956	3.048.854	-6,5%	10.333.001	10.991.338	-6,0%
Cost of sales	-2.027.792	-2.143.598	-5,4%	-7.356.471	-7.813.226	-5,8%
Gross profit	823.164	905.256	-9,1%	2.976.530	3.178.112	-6,3%
Selling and administrative expenses	-679.682	-682.708	-0,4%	-2.523.381	-2.675.486	-5,7%
Other income by function	174.402	145.154	20,1%	301.152	210.521	43,1%
Other gain (Losses)	6.556	-1.369	NA	59.564	-63.082	NA
Operating income	324.44	366.333	-11,4%	813.866	650.065	25,2%
Participation in profit of equity method associates	1.76	5.296	-66,8%	11.896	14.067	-15,4%
Net Financial Income	-71.789	-75.981	-5,5%	-268.97	-244.1	10,2%
Income (loss) from foreign exchange variations	-9.13	-9.6	-4,9%	37.287	-116.743	NA
Result of indexation units	-2.293	-6.113	-62,5%	-14.312	-22.009	-35,0%
Non-operating income (loss)	-81.452	-86.398	-5,7%	-234.099	-368.784	-36,5%
Income taxes	-85.536	-92.4	-7,4%	-191.969	-58.54	227,9%
Profit (Loss) from continued operations	157.453	187.536	-16,0%	387.798	222.741	74,1%
Profit (Loss) from discontinued operations	0	0	NA	0	9.244	NA
Profit (Loss)	157.453	187.536	-16,0%	387.798	231.985	67,2%

Adjusted EBITDA	220.313	284.403	-22,5%	765.955	684.467	11,9%
Adjusted EBITDA Margin (%)	7,7%	9,3%	-160 bps	7,4%	6,2%	119 bps
Fourth quarter was impacted by currency devaluation against the Chilean peso in Argentina (-38.5% YoY) and to a lesser extent in Peru (-6.7% YoY) and Colombia (2.9% YoY).

Operating Income
●
Consolidated revenues in 4Q16 decreased 6.5% compared to 4Q15, due to lower sales in Argentina and Peru in Chilean pesos, as a result of the effect of the devaluation of the Argentine peso and the Peruvian sol with respect to CLP. Chile recorded an increase in sales due to a good performance of all Retail areas and Shopping Centers. In Brazil, although sales increased in Chilean pesos, this is a consequence of the revaluation of the real against the Chilean peso, since local currency revenues declined due to the closure of stores and the unfavorable economic scenario. Revenues from Colombia increased despite the devaluation of the Colombian peso by a good performance in Supermarkets and Home Improvement.
●
Gross profit decreased to 9.1% YoY mainly reflecting a lower contribution from Argentina as a result of the exchange rate effect and, to a lesser extent, a lower gross profit in Colombia, also due to the effect of the exchange rate. Gross margin fell 82 bps YoY reflecting a smaller contribution from Colombia, Argentina and Chile, partially offset by an increase in the gross margin of Brazil and Peru.
●
SG&A remained practically unchanged YoY as a result of the effect of the aforementioned currency devaluation, wage increases and tariffs in Argentina, Peru and Colombia, as well as the effect of the tax reform in Shopping Centers in Chile (elimination of credit on the payment of Contributions).
●
Other operating income increased 20.1% mainly due to higher revaluation of assets YoY (CLP 28,763 million), driven by lower discount rates in the region associated with an improvement in the country risk, particularly in Argentina
●
Other gains increased due to the recovery of claims (CLP 3,596 million) in Peru and Brazil, the gain from the sale of our stake in Teleticket Peru (CLP3,325 million) and the gain on sale of properties (CLP741 million).

Non Operational Income
●
Participation in profit of equity method associates fell 66.8% primarily as a result of the 33% sale of the stake in Mall Viña del Mar in 2Q16 (lower net profit of CLP 4,428 million YoY) offset by the improvement in results of the credit card Joint Venture in Chile.
●
Net Financial Expenses decreased by 5.5% reflecting an increase in financial income of CLP 2,859 million explained by a higher cash balance following the bond issuance in Chile and the reduction in financial expenses of CLP 1,333 million explained by a lower cost of recouponing associated with the re-denomination of derivatives contracts in October 2015 and by a smaller negative effect in the quarter of the mark to market of derivatives in its interest rate component, compared to the same period of the previous year.
●
The improvement in the Income (loss) from foreign exchange variations is a reflection of a lower debt position in Argentina due to the total payment of the debt with IFC denominated in USD, partially offset by a lower gain of CLP 1.009 million from the mark to market of derivatives in their exchange rate component, compared to the same period of the previous year.
●
Result of indexation units decreased by CLP 3,820 million due to the lower variation of the UF compared to the same period of the previous year (2.7% in 4Q16 vs. 4.4% in 4Q15).

Relevant Events
●
Sale of Non-core Assets:
●
At the end of 2016 Cencosud maintains 30 plots of land and assets for sale, 7 of which has been completed, recording an accumulated net profit in the year of CLP 3,898 million.
●
On December 28, Cencosud obtained the authorization for the closing of Banco Paris, which implied a total write-off of CLP 5,766 million associated with fixed assets (CLP 773 million), amortizations (CLP 2,683 million) and CLP 2,310 million from the sale of the portfolio in December.

●
Openings:
In the period 7 stores were opened for a total of 24,554 m2
Format	Flag	Country	Selling Space (m2)	Opening
SM	JUMBO	COL	2.060	27-oct-16
DS	PARIS	PER	10.100	29-oct-16
DS	PARIS	CHI	7.776*	10-nov-16
SM	WONG	PER	1.171	24-nov-16
SM	VEA	ARG	1.089	12-dec-16
SM	SANTA ISABEL	CHI	1.181	15-dec-16
SM	SANTA ISABEL	CHI	1.177	16-dec-16
Performance by Country
Revenues	4Q16%		4Q15%		∆ %	12m16	12m15	∆ %
Chile	1.236.840	43,4%	1.185.386	38,9%	4,3%	4.342.505	4.135.882	5,0%
Argentina	683.197	24,0%	929.873	30,5%	-26,5%	2.528.990	3.260.877	-22,4%
Brazil	418.838	14,7%	402.343	13,2%	4,1%	1.589.768	1.682.600	-5,5%
Peru	263.170	9,2%	284.958	9,3%	-7,6%	986.986	995.222	-0,8%
Colombia	248.912	8,7%	246.294	8,1%	1,1%	884.753	916.758	-3,5%
Total	2.850.956	100,0%	3.048.854	100,0%	-6,5%	10.333.001	10.991.338	-6,0%

Adjusted EBITDA	4Q16	Margen	4Q15	Margin	∆ %	12m16	12m15	∆ %
Supermarkets	72.121	10,2%	78.760	11,5%	-8,4%	254.036	233.565	8,8%
Shopping Centers	29.107	71,4%	34.999	88,7%	-16,8%	111.025	113.797	-2,4%
Home Improvement	24.440	16,7%	20.088	15,0%	21,7%	51.657	47.192	9,5%
Department Stores	28.697	8,4%	28.400	8,8%	1,0%	60.659	61.266	-1,0%
Financial Services	1.453	196,4%	2.435	295,0%	-40,3%	8.324	5.887	41,4%
Others1	-26.254	-5297,1%	-27.957	-740,8%	-6,1%	-38.928	-40.795	-4,6%
Chile	129.563	10,5%	136.725	11,5%	-5,2%	446.774	420.912	6,1%
Argentina	46.441	6,8%	92.435	9,9%	-49,8%	195.213	255.777	-23,7%
Brazil	4.299	1,0%	8.368	2,1%	-48,6%	7.364	-98.905	-107,4%
Peru	26.342	10,0%	29.365	10,3%	-10,3%	82.390	73.126	12,7%
Colombia	13.667	5,5%	17.510	7,1%	-21,9%	34.214	33.557	2,0%
Total	220.313	7,7%	284.403	9,3%	-22,5%	765.955	684.467	11,9%

Chile
Revenues in Chile (+4.3%) continue to grow above inflation, SSS performance in both Supermarkets and Home Improvement is improving compared to the performance of 4Q15, highlighting the increase in traffic in Home Improvement in the period. Shopping Center revenues are mainly driven by the renewal of contracts at Costanera Center. Adjusted EBITDA in Chile declined 5.2% and Adjusted EBITDA margin reached 10.5% due to the high comparison base of the previous year, expenses associated with the start-up of the new Perishable Distribution Center in Chile and the new Department Store in Portal La Dehesa, as well as the cost associated with the closing of Banco Paris (CLP 5,766 million) and the effect of the Tax Reform on Shopping Centers.
Peru
Revenues in Chilean pesos decreased 7.6% YoY mainly reflecting the effect of the devaluation of the Peruvian sol with respect to the CLP and low levels of internal demand that impacted both our Supermarkets and Department Stores operations. In local currency Supermarket revenues (-3.5%) fell as a result of the closure of one store, the sale of the chain of pharmacies, the fires that affected two stores and the remodeling of Wong La Planicie, while SSS was neutral given the trade-off between the higher sale of perishables and lower wholesale. Shopping Center revenues grew by 9.2% in local currency due to higher occupancy rates and revenues of the financial retail business increased by 12.5% in local currency reflecting portfolio growth and greater business development. Adjusted EBITDA in Peru declined 10.3% in CLP and Adjusted EBITDA margin dropped 30 bps to 10.0% as a result of the lower contribution from Shopping Centers (a high comparison basis given provisions reversed in 4Q15), partially offset by a 90 bps increase in EBITDA margin of Supermarkets from the efficiency plans implemented and a better product mix than in the previous year.

1 Includes back office area, corporate areas, taxes, Aventura Center business and Loyalty program

Colombia
Revenues grew 4.7% in local currency in Supermarkets, driven by a 3.3% SSS and the opening of 2 stores y/y, partially offset by lower sales from gas stations and the sale of the Pharmacy chain. Home Improvement increases its SSS revenues by 5.3% and achieves positive Adjusted EBITDA in the quarter. Adjusted EBITDA of the Financial Retail business declines because of the increase in the risk charge. Shopping Centers Adjusted EBITDA almost doubles, driven by the rent of the pharmacies sold and the increase in the occupation rate.
Argentina
The market continues to be challenging and consumption contracted in real terms, with a drop in retail sales for 2016 of approximately 7% and construction materials (-9% per year), according to the Argentine Confederation of Medium-sized Companies. Supermarkets in Argentina had an acceleration in SSS (+18.5%), compared to 4Q15 and 3Q16. Shopping Center revenues increased by 23.8% in local currency as a result of the variable income portion (indexed to the sale of tenants). Financial Services revenues increased 80.3% driven by growth in the loan portfolio and commissions. Adjusted EBITDA for Argentina declined in local currency, showing the lower EBITDA generation in Supermarkets and Home Improvement after the increase in wages and in utility tariffs.
Brazil
Consumption in Brazil remains depressed, with year-on-year decline in retail sales volume of 6.4% in November 2016, the largest drop in 15 years, according to IBGE figures. Supermarket revenues were also affected by the moratorium on the states of Rio de Janeiro and Minas Gerais. Despite this, Adjusted EBITDA generation remains positive in the country (EBITDA margin of 1.0%).

Performance by Business Unit
Supermarkets
Figures in CLP mm	4Q16	4Q15	∆ %	12M16	12M15	∆ %
Chile	709.006	683.793	3,7%	2.616.198	2.504.714	4,5%
Argentina	434.118	602.847	-28,0%	1.633.149	2.154.753	-24,2%
Brazil	418.946	401.503	4,3%	1.587.849	1.677.543	-5,3%
Peru	221.247	245.321	-9,8%	838.635	867.511	-3,3%
Colombia	230.226	226.113	1,8%	811.979	841.046	-3,5%
Revenues	2.013.544	2.159.578	-6,8%	7.487.810	8.045.566	-6,9%
Chile	178.491	180.694	-1,2%	661.769	628.725	5,3%
Argentina	127.851	187.980	-32,0%	519.940	679.447	-23,5%
Brazil	93.194	86.435	7,8%	344.196	360.576	-4,5%
Peru	54.158	54.476	-0,6%	198.324	194.021	2,2%
Colombia	45.729	45.761	-0,1%	163.117	168.431	-3,2%
Gross Margin	499.423	555.346	-10,1%	1.887.346	2.031.199	-7,1%
SG&A	-426.319	-429.395	-0,7%	-1.620.570	-1.723.849	-6,0%
Operating income	78.358	127.658	-38,6%	281.982	315.818	-10,7%
Adjusted Ebitda	120.166	160.057	-24,9%	427.220	447.896	-4,6%
Chile: Revenues grew 3.7% driven by the increase in SSS of 3.8%, which reflects an improvement both in Santa Isabel and to a lesser extent in Jumbo. Meanwhile, Adjusted EBITDA contracted 8.4% due to a 1.2% drop in gross margin as a result of higher promotional activity, and the increase in the logistics cost associated with the start-up of the new Distribution Center of Perishables in Santiago.
Argentina: Revenues in Chilean pesos (-28.0%) declined as a result of the devaluation of the Argentine peso in relation to CLP, in local currency sales increased only 17% in spite of much higher inflation, reflecting lower volumes and the net closing of 3 stores y/y. Adjusted EBITDA in CLP fell 81.3%, explained by the negative effect on lower volume of sales, lower gross margin of 32.0%, higher costs of utilities (electricity, water and gas), wages, municipal taxes and credit card commissions.
Brazil: Revenues in CLP increased 4.3% as a result of the currency appreciation against CLP offset by the net closure of 11 stores and a negative SSS (-6.5%), explained by the decline in investments after the Olympics, higher level of unemployment and the moratorium of the states of Rio de Janeiro and Minas Gerais. However, sales were mainly driven by an improved performance in the Food category at Gbarbosa and a better assortment strategy implemented to offset the decline in consumption. Adjusted EBITDA in Chilean pesos declined y/y because of the lower dilution of expenses, partially offset by a slight increase in gross margin.

Peru: In Chilean pesos revenues decreased reflecting the devaluation of the PEN against CLP. Local currency revenues fell 3.5%, mainly as a result of the sale of the Pharmacy chain, net closing of 1 store, remodeling of the Wong store (La Planicie), temporal closure of Larcomar store and the opening of Asia store in December 2016. In the period, SSS were flat y/y reflecting the trade-off between lower wholesale and the increase in perishable sales. The Adjusted EBITDA in Chilean pesos remained practically unchanged and achieved an increase in the Adjusted EBITDA margin of 90 bps as a result of an expansion of the Gross Margin, partially offset by an increase in expenses associated to increases in minimum salary and energy costs.
Colombia: In Chilean pesos revenues increased slightly, reflecting the devaluation of the COP relative to CLP y/y. Revenues in local currency grew 4.7%, explained by a SSS of 3.3% and net opening of 2 stores compared to the previous year, slightly offset by the sale of the chain of pharmacies (whose revenues were allocated to Supermarkets). The performance of the SSS was due to a more challenging economic scenario, offset by a good food result, consolidation of private label and improvement of assortment. Adjusted EBITDA decreased 7.0%, reflecting a lower gross margin after lower rebates in the fourth quarter of 2016, along with higher utility costs and personnel expenses.
Home Improvement
Figures in CLP mm	4Q16	4Q15	∆ %	12M16	12M15	∆ %
Chile	146.014	133.993	9,0%	520.224	494.849	5,1%
Argentina	196.891	271.898	-27,6%	710.380	910.920	-22,0%
Colombia	16.729	16.367	2,2%	63.744	63.476	0,4%
Revenues	359.634	422.258	-14,8%	1.294.348	1.469.246	-11,9%
Chile	49.820	43.399	14,8%	151.254	142.270	6,3%
Argentina	74.143	106.562	-30,4%	277.839	349.324	-20,5%
Colombia	4.296	4.093	4,9%	15.887	15.166	4,8%
Gross Margin	128.258	154.054	-16,7%	444.980	506.761	-12,2%
SG&A	-84.376	-94.058	-10,3%	-321.879	-360.203	-10,6%
Operating income	44.206	60.057	-26,4%	123.824	146.845	-15,7%
Adjusted Ebitda	50.778	66.666	-23,8%	148.316	173.680	-14,6%

Chile: revenues increased 9.0% y/y reflecting the 7.9% increase in SSS, due to the growth in both retail and wholesale positively impacted by the higher contribution from on-line sales (double-digit growth). Adjusted EBITDA grew 21.7% and Adjusted EBITDA margin expanded 175 bps, as a consequence of a 173 bps increase in gross margin, partially offset by higher SG&A.
Argentina: In Chilean pesos revenues fell as a result of the devaluation of AR $ in relation to the CLP, and in local currency increased 17.2% driven by a SSS of 15.0% and the opening of one store, partially offset by slower consumption and a high comparison basis. The Adjusted EBITDA in local currency fell y/y, reflecting the lower gross margin, the increase in utilities and the effect of the increase in salaries (collective agreements).
Colombia: revenues increased in Chilean pesos (+2.2%), and local currency (+5.4%), due to SSS of 5.3% reflecting a better assortment and an increase in imported product. Adjusted EBITDA in local currency increased 96.4% y/y and the margin expanded 51 bps as a result of a better gross margin showing a larger share of imported products and lower shrinkage, along with a higher dilution of expenses, partially offset by higher promotional activity.
Department Stores
Figures in CLP mm	4Q16	4Q15	∆ %	12M16	12M15	∆ %
Chile	339.831	323.550	5,0%	1.058.841	992.692	6,7%
Peru	21.330	19.864	7,4%	68.091	58.950	15,5%
Revenues	361.161	343.414	5,2%	1.126.931	1.051.642	7,2%
Chile	100.600	94.066	6,9%	302.215	290.730	4,0%
Peru	4.810	4.306	11,7%	13.750	11.500	19,6%
Gross Margin	105.409	98.372	7,2%	315.965	302.229	4,5%
SG&A	-85.999	-79.530	8,1%	-292.372	-280.693	4,2%
Operating income	19.742	19.231	2,7%	24.954	22.772	9,6%
Adjusted Ebitda	27.475	27.893	-1,5%	55.082	55.758	-1,2%

Chile: revenues increased 5.0% driven by the opening of one store and 4.6% SSS growth, as a result of higher revenues on apparel, online sales and a significant sale increase during Cybermonday. Adjusted EBITDA rose 1.0% as a consequence of higher gross margin followed by greater participation from apparel and good promotional activity management, offset by increased expenses from the opening of Paris La Dehesa. Additionally, Johnson registered a positive EBITDA for second consecutive year.
Peru: revenue increased in Chilean pesos (+7.4%) and local currency (+14.7%), driven by the opening of one store in October, partially offset by a more constrained consumption reflected on the 2.6% negative SSS. Adjusted EBITDA in local currency decreased as a consequence of pre-operating expenses from the new store, partially offset by increased gross margin.
Shopping Centers
Figures in CLP mm	4Q16	4Q15	∆ %	12M16	12M15	∆ %
Chile	40.753	39.449	3,3%	139.408	134.018	4,0%
Argentina	19.584	25.555	-23,4%	70.370	86.134	-18,3%
Peru	5.228	5.125	2,0%	20.001	18.867	6,0%
Colombia	2.340	2.160	8,3%	8.944	9.007	-0,7%
Revenues	67.905	72.290	-6,1%	238.722	248.026	-3,8%
Chile	35.549	35.726	-0,5%	125.591	125.878	-0,2%
Argentina	16.062	20.145	-20,3%	56.200	63.552	-11,6%
Peru	4.508	4.362	3,3%	17.132	15.905	7,7%
Colombia	2.281	2.095	8,9%	8.688	8.706	-0,2%
Gross Margin	58.399	62.328	-6,3%	207.612	214.042	-3,0%
SG&A	-11.673	-1.839	534,7%	-31.098	-25.127	23,8%
Operating income	219.603	202.584	8,4%	467.702	387.426	20,7%
Adjusted Ebitda	48.197	67.173	-28,2%	184.343	205.533	-10,3%
Chile: revenues increased 3.3% YoY driven by greater collection associated with higher sales from our tenants, mainly in Costanera Center. Furthermore, optimization of non-core revenues (related to the lease of selling space not devoted to ancillary stores) contributed to drive sales. Adjusted EBITDA decreased 16.8% mainly due to increased expenses related to the payment of real estate taxes (a consequence of Tax Reform).
Argentina: revenues in Chilean pesos decreased 23.4%, reflecting the devaluation of the AR$ against the CLP. In local currency revenues increased 23.8% explained by the variable part of leases associated with tenant sales. Adjusted EBITDA in Chilean pesos dropped as a result of the devaluation of the Argentine peso and the significant increase in salary expenses (collective agreements) and greater utility service expenses.
Peru: revenues increased by +2.0% in Chilean pesos and 9.2% in local currency, due to increased occupancy rates which rose from 93.5% to 94.9% driven by Arequipa and Plaza Lima Sur. Adjusted EBITDA decreased 68.0% in local currency, explained by a high comparison base due to the reversal of provisions in 4Q15.
Colombia: revenues increased by 8.3% in Chilean pesos and 11.5% in local currency, as a result of the lease to pharmacies sold during the same period last year, and a greater weight of variable lease charges. Adjusted EBITDA in local currency increased 107%, mainly explained by the refund of excess real estate payments performed in previous years and increased gross margin.

Financial Services
Figures in CLP mm	4Q16	4Q15	∆ %	12M16	12M15	∆ %
Chile	740	826	-10,4%	1.788	3.074	-41,8%
Argentina	32.634	29.390	11,0%	111.093	103.034	7,8%
Brazil	-108	840	-112,9%	1.920	5.057	-62,0%
Peru	15.290	14.550	5,1%	59.002	49.001	20,4%
Colombia	660	1.356	-51,3%	3.880	5.654	-31,4%
Revenues	49.215	46.961	4,8%	177.683	165.820	7,2%
Chile	763	865	-11,8%	1.870	3.541	-47,2%
Argentina	23.213	19.091	21,6%	78.435	74.473	5,3%
Brazil	-108	840	-112,9%	1.920	5.057	-62,0%
Peru	8.843	9.001	-1,8%	31.760	27.820	14,2%
Colombia	660	1.356	-51,3%	3.880	5.654	-31,4%
Gross Margin	33.370	31.152	7,1%	117.865	116.544	1,1%
SG&A	-15.523	-14.898	4,2%	-53.539	-60.489	-11,5%
Operating income	17.852	16.254	9,8%	64.339	56.088	14,7%
Adjusted Ebitda	22.929	17.913	28,0%	81.829	64.427	27,0%

Chile revenues dropped 10.4% YoY explained by lower business volume at Banco Paris (in closure process). EBITDA margin decreased due to a write-off of Banco Paris assets (CLP 5,766 million) reflecting write-off of the Paris brand, technological systems, etc., partially compensated by a greater result from the Joint Venture with Scotiabank.
Argentina local currency revenues increased 80.3%, as a consequence of 60% growth in the loan portfolio. Adjusted EBITDA margin doubled in local currency, as a result of lower expenses due to the increase in loan portfolio volume and decreased risk.
Brazil business profitability was lower as a result of increased risk related to the economic deceleration and increased unemployment.
Peru Chilean pesos revenues increased 5.1% YoY, reflecting a 16% loan portfolio growth. Adjusted EBITDA margin decreased 21bps due to increased risk, partially offset by higher expense dilution.
Colombia business profitability contracted due to increased risk and the devaluation of the Colombian peso against CLP, partially offset by higher expense dilution.

Balance Sheet Summary

Figures in CLP mm	Dec 16	Dec 15%
Cash and cash equivalents	275.219	268.275	2,6%
Other financial assets, current	219.989	254.851	-13,7%
Other non-financial assets, current	23.628	14.442	63,6%
Trade receivables and other receivables	867.140	819.839	5,8%
Receivables from related entities, current	28.988	14.851	95,2%
Inventory	1.149.286	1.068.309	7,6%
Current tax assets	74.136	61.197	21,1%
Total current assets other from non-current assets classified as held for sale	2.638.385	2.501.765	5,5%
Non-current assets classified as held for sale	57.124	-	N/A
TOTAL CURRENT ASSETS	2.695.509	2.501.765	7,7%
Other financial assets, non-current	287.361	421.533	-31,8%
Other non-financial assets, non-current	52.335	31.908	64,0%
Trade receivable and other receivables, non-current	11.894	30.997	-61,6%
Equity method investment	200.728	251.528	-20,2%
Intangible assets other than goodwill	408.168	401.749	1,6%
Goodwill	1.432.319	1.391.692	2,9%
Property, plant and equipment	2.578.794	2.711.491	-4,9%
Investment property	2.081.694	1.807.095	15,2%
Current Tax assets, non-current	83.376	8.854	841,6%
Deferred income tax assets	616.579	552.114	11,7%
TOTAL NON-CURRENT ASSETS	7.753.248	7.608.960	1,9%
TOTAL ASSETS	10.448.757	10.110.725	3,3%

Other financial liabilities, current	408.009	356.173	14,6%
Trade payables and other payables	1.926.847	1.856.525	3,8%
Payables to related entities, current	18.723	29.197	-35,9%
Provisions and other liabilities	11.779	15.642	-24,7%
Current income tax liabilities	74.586	49.434	50,9%
Current provision for employee benefits	106.497	97.889	8,8%
Other non-financial liabilities, current	26.978	21.226	27,1%
Total liabilities other than liabilities included in group of assets classified as held for sale	2.573.418	2.426.085	6,1%
Liabilities included in groups of assets classified as held for sale	15.669	-	NA
TOTAL CURRENT LIABILITIES	2.589.088	2.426.085	6,7%
Other financial liabilities, non-current	2.903.626	2.924.038	-0,7%
Trade accounts payable, non-current	4.804	4.503	6,7%
Other provisions, non-current	68.256	78.189	-12,7%
Deferred income tax liabilities	719.542	649.536	10,8%
Other non-financial liabilities, non-current	79.390	57.562	37,9%
TOTAL NON-CURRENT LIABILITIES	3.775.618	3.713.828	1,7%
TOTAL LIABILITIES	6.364.706	6.139.913	3,7%
Paid-in Capital	2.420.565	2.321.381	4,3%
Retained earnings (accumulated losses)	2.489.410	2.329.411	6,9%
Issuance premium	461.302	526.633	-12,4%
Other reserves	-1.286.017	-1.205.680	6,7%
Net equity attributable to controlling shareholders	4.085.260	3.971.746	2,9%
Non-controlling interest	-1.208	-934	29,4%
TOTAL NET EQUITY	4.084.052	3.970.812	2,9%
TOTAL NET EQUITY AND LIABILITIES	10.448.757	10.110.725	3,3%

Total assets as of the end of 2016 increased CLP 338,032 million when compared to 2015, due to increases of CLP 193,744 million in current assets and CLP 144,288 million in non-current assets. The increase in Current Assets is explained by higher inventories, mainly at Home Improvement Chile and Supermarkets Brazil, Chile and Argentina. The increase in trade receivables is explained by higher loan portfolio in Argentina (CLP 57,388 million) and Peru (CLP 9,291 million). The increase in Non-Current Assets is explained by increased investment properties due to a higher revaluation of assets in Argentina, partially compensated by lower value from property, plant and equipment and other financial assets non-current explained by lower value (mark to market) from hedging exchange rate derivatives.

Total liabilities increased by CLP 224,792 million due to increased deferred income tax liabilities by CLP 70,006 million, which mainly reflects higher deferred income taxes associated to the revaluation of assets. Higher short-term account payables by CLP 70,322 million was the result of an increase on the average period of payables in financial services and department stores. The increase in short-term financial liabilities by CLP 51,836 million by the issue of asset-backed securities in Argentina and the maturity of bonds in Peru, that will expire in August 2017.
Indebtedness
As of December 31, 2016, net financial debt (excluding Cencosud’s banking activities in Peru and Chile) was CLP 2,492,771 million, compared to CLP 2,300,048 million as of December 31, 2015.
Financial Ratios 2
(times)	Dic 16	Dic 15
Net Financial Debt / Adjusted EBITDA	3,20	3,253
Financial Expense Ratio	2,96	2,84
Financial Debt / Equity	0,61	0,58
Total Liabilities / Equity	1,53	1,51
Current Assets / Current Liabilities	1,00	1,00
Interest Rate Risk
As of December 31, 2016, including the Cross Currency Swaps, 76.4% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds. The remaining debt was at variable interest rates. Of the variable-rate, 96.31% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.
Currency Hedges
In countries where Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company`s debt is denominated in Chilean pesos. As of December 31, 2016, roughly 69% of consolidated financial debt was denominated in US dollars; 76.0% of total financial debt was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company’s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of the Cross Currency Swaps, as of December 31, 2016, the Company’s exposure to the US dollar was 16.6% of the total debt.

2These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud’s banking activities.
3 The calculation of the ratio includes the adjusted EBITDA of the credit card transaction in Chile sold in May 2015 (CLP 24,143 million)

Working Capital Ratios 4
	Inventory turnover			Average period of receivablesAverage period of receivables			Average period of payablesAverage period of payables
(días)	4Q16	4Q15	∆	4Q16	4Q15	∆	4Q16	4Q15	∆
Supermarkets	44,5	41,4	3,1	14,5	14,5	-0,1	43,5	45,0	-1,5
Home Improvement	101,5	86,4	15,1	18,7	15,5	3,2	49,9	53,0	-3,1
Department Stores	85,8	83,7	2,1	11,6	12,0	-0,4	48,6	45,0	3,6
Shopping Centers				54,2	54,2	-0,0	31,1	33,0	-1,9
Financial Retail							31,7	30,0	1,7

Inventory Turnover: Supermarkets increased inventory turnover by 3.1 days mainly explained by increased inventories in Argentina (higher imported products), Chile and in local currency in Brazil (as a consequence of lower sales), compensated by improved inventory turnover in Peru. Home Improvement increased inventory turnover days, explained by Chile (difficulties in distribution of products from the distribution center to the stores due to the implementation of WMS, Warehouse Management System at Chile’s DC) and in Argentina (lower consumption in seasonal products due to weather conditions). Department Stores slightly increased the inventory turnover.
Average period of receivables: average period of receivables increased 3.2 days as a result of increased days in Argentina and Colombia, although it remains low. This was offset by lower trade receivables at Department Stores Chile and Peru.
Average period of payables: Supermarkets, mainly in Chile, Home Improvement in Chile and Colombia, and Shopping Centers in Peru decreased average period of payables, while Department Stores’ days increased in Chile.

Cash Flow Summary
2016 (Figures in CLP mm)	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	338.597	-187.735	-159.341	-8.479
Shopping Centers	190.930	-9.776	-186.604	-5.450
Home Improvement	128.914	-42.854	-83.086	2.975
Department Stores	93.084	-36.920	-81.585	-25.422
Financial Services	-43.213	43.619	-1.510	-1.104
Others 5	-304.244	152.566	205.111	53.434
Consolidado	404.067	-81.100	-307.014	15.953

2015 (Figures in CLP mm)	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	531.380	-132.565	-351.291	47.524
Shopping Centers	191.562	-8.342	-178.553	4.667
Home Improvement	186.287	-39.173	-163.966	-16.852
Department Stores	439	-22.433	23.622	1.628
Financial Services	93.771	355.655	-392.239	57.187
Others	-259.839	-121.345	388.559	7.375
Discontinued Operations	-107.449	-750	35.259	-72.941
Consolidate	636.151	31.046	-638.609	28.588

Taking into account cash flow from operations, financing activities and cash used in investing activities, Cencosud achieved a net cash flow of CLP 15,953 million in the twelve months ended December 31, 2016, compared to a net cash flow of CLP 28,588 million for the twelve months ended December 31, 2015.

4 Figures from Income Statement were translated to CLP with average exchange rate per month and figures from the Balance Sheet were translated using end of period exchange rate. Therefore, fluctuations in the ratios consider exchange rate variations against CLP. Since December 2016 inventory turnover and average period of receivables calculation includes the average of year-end figures for 2016 and 2015.
5 Includes back office area, corporate areas, taxes, Aventura Center business and Loyalty program

Operating Activities
Cash flow of CLP 404,067 million was registered in 2016, compared to CLP 636,151 million for 2015. This is mainly explained by a lower cash flow from financial services due to the sale of a CLP 179,458 million loan portfolio performed in 2015, partially offset by loan portfolio growth in Argentina of CLP 71,000 million. Lower cash flow from Supermarkets is related to lower cash flow from Chile, Brazil and Peru due to the reduction in the average period of payables to suppliers and lower EBITDA generation, explained by the effect of the exchange rate.
Investment Activities
Net cash flow from investment activities was CLP 81,100 million for 2016, up from CLP 31,046 million in 2015. During 2015 the Financial Services segment accounted a CLP 460,670 million cash inflow related to the sale of the Company’s stake on CAT (51%). In 2016 the Others segment registered a cash flow increase due to the sale of the minority stake held by Cencosud in Mall Viña del Mar by CLP 110,574 million.
Financing Activities
Net cash flow from financing activities was CLP (307,014) million in 2016, compared to CLP (638,609) million in 2015. In February 2015, Cencosud registered cash inflows related to the CLP 1,000 million international bond issuance and in 2016 due to the issuance of a local bond equivalent to USD275 million. In addition, Cencosud registered cash outflows related to the amortization of banking loans, bonds and interests. In 2016, the Company recorded extraordinary and definitive dividends for CLP 227,398 million compared to CLP 80,899 million in 2015.
Retail Indicators
	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)		% Leased and Occupancy Rate6
	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15
Chile	245	245	578.362	577.547	2.361	2.357	60,8%	60,0%
Argentina	283	286	524.821	526.475	1.854	1.841	56,2%	55,2%
Brazil	211	222	594.855	611.363	2.819	2.754	95,5%	92,3%
Peru	91	90	272.001	269.526	2.989	2.995	49,5%	47,8%
Colombia	103	101	431.232	426.393	4.187	4.222	33,3%	34,7%
Supermarkets	933	944	2.401.272	2.411.304	2.574	2.554	62,1%	61,3%
Chile	35	35	325.315	325.315	9.295	9.295	11,4%	8,6%
Argentina	51	50	391.546	383.786	7.677	7.676	21,6%	22,0%
Colombia	10	10	82.320	82.320	8.232	8.232	30,0%	30,0%
Home Improvement	96	95	799.181	791.421	8.325	8.331	18,3%	17,3%
Chile	79	79	377.288	374.153	4.776	4.736	67,4%	73,4%
Peru	10	9	55.333	45.233	5.533	5.026	90,3%	88,9%
Department Stores	89	88	432.621	419.386	4.861	4.766	70,3%	75,1%
Chile	25	25	421.564	431.207	16.863	17.248	98,2%	98,2%
Argentina	22	22	277.203	277.203	12.600	12.600	97,2%	97,4%
Peru	4	4	71.191	71.191	17.798	17.798	90,5%	90,2%
Colombia	2	2	14.991	14.991	7.496	7.496	36,4%	29,7%
Shopping Centers	53	53	784.949	794.592	14.810	14.992	96,0%	95,9%

TOTAL	1.171	1.180	4.418.023	4.416.703	3.773	3.743

	Average sales per store (USD m)				Sales per Square meter(USD)
	4Q16	4Q15	12M 16	12M15	4T6	4Q15	12M16	12M15
Chile	4.323	4.328	15.950	15.853	1.832	1.810	6.762	6.631
Argentina	2.279	3.123	8.575	11.176	1.234	1.704	4.641	6.096
Brazil	2.890	2.702	10.955	11.287	1.038	992	3.933	4.143
Peru	3.652	4.141	13.842	14.642	1.221	1.380	4.626	4.879
Colombia	3.372	3.361	11.891	12.500	802	793	2.828	2.948
Supermarkets	3.205	3.449	11.918	12.853	1.250	1.350	4.648	5.031
Chile	6.232	5.975	22.202	22.065	670	632	2.389	2.335
Argentina	5.824	8.137	21.012	27.213	759	1.060	2.737	3.544
Colombia	2.499	2.573	9.522	9.981	304	309	1.157	1.200
Home Improvement	5.625	6.790	20.245	23.598	675	810	2.431	2.815
Chile	6.425	6.157	20.020	18.889	1.351	1.294	4.210	3.971
Peru	3.354	3.956	10.706	11.741	634	768	2.023	2.281
Department Stores	6.096	5.965	19.021	18.266	1.266	1.245	3.951	3.812
Chile	2.551	2.357	8.755	8.007	150	140	513	475
Argentina	1.330	1.922	4.778	6.433	106	148	379	496
Peru	1.952	2.187	7.469	8.048	110	118	420	435
Colombia	1.748	1.613	6.680	6.727	233	219	891	912
Shopping Centers	1.969	2.144	6.929	7.336	132	142	465	487

6 For Shopping Centers, corresponds to occupancy rate for the period.

SSS NOMINAL	4Q16	4Q15	12M16	12M15
Supermarkets
Chile	3,8%	1,6%	3,9%	4,6%
Argentina	18,5%	13,9%	17,3%	16,8%
Brazil	-6,5%	-6,1%	-2,4%	-6,3%
Peru	0,0%	1,0%	1,0%	0,8%
Colombia	3,3%	2,8%	5,0%	1,4%
Home Improvement
Chile	7,9%	1,0%	3,3%	3,1%
Argentina	15,0%	28,8%	18,4%	30,2%
Colombia	5,3%	2,9%	8,8%	4,2%
Department Stores
Chile	4,6%	5,4%	6,4%	3,3%
Peru	-2,6%	21,2%	11,1%	13,7%

SS Tickets	4Q16	4Q15	12M16	12M15	SS AVERAGE TICKET NOMINAL	4Q16	4Q15	12M16	12M15
Supermarkets					Supermarkets
Chile	-0,2%	-2,7%	0,4%	-0,8%	Chile	4,0%	4,4%	3,5%	5,4%
Argentina	-6,9%	-9,2%	-8,1%	-8,3%	Argentina	27,3%	25,5%	27,7%	27,3%
Brazil	-4,1%	-8,2%	-3,3%	-7,7%	Brazil	-0,1%	2,5%	3,4%	2,6%
Peru	-3,3%	-1,5%	-3,1%	-1,4%	Peru	3,4%	2,5%	4,2%	2,2%
Colombia	-3,7%	-1,5%	-1,4%	-0,2%	Colombia	7,2%	4,6%	6,8%	1,7%
Home Improvement					Home Improvement
Chile	4,7%	-2,7%	-1,0%	-0,6%	Chile	3,1%	3,8%	4,4%	3,7%
Argentina	-3,4%	-1,7%	-5,9%	-0,8%	Argentina	15,0%	31,0%	23,6%	31,4%
Colombia	-1,2%	13,0%	0,9%	1,6%	Colombia	6,6%	-9,0%	8,0%	2,9%
Department Stores					Department Stores
Chile	-1,0%	-4,0%	-0,3%	-7,6%	Chile	5,2%	9,8%	6,3%	11,9%
Peru	-1,4%	6,8%	7,7%	5,6%	Peru	-1,3%	13,5%	3,2%	7,6%

Shopping Center Indicators
4Q16					4Q15
CHILE	N°	GLA total	GLA Third parties	GLA Related parties	N°	GLA total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	152.667	115.740	36.927
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	8	471.604	211.859	259.745	8	471.603	221.502	250.102
Power Center	15	359.025	19.407	339.618	15	359.025	19.407	339.618
Total	25	1.101.216	421.564	679.652	25	1.101.215	431.207	670.008

ARGENTINA	N°	GLA total	GLA Third parties	GLA Related parties	N°	GLA total	GLA Third parties	GLA Related parties
Regional	1	98.524	74.782	23.741	1	98.524	74.782	23.741
Local	11	422.759	151.974	270.786	11	422.759	151.974	270.786
Factory	3	118.000	34.192	83.808	3	118.000	34.192	83.808
Power Center	6	103.611	15.748	87.863	6	103.611	15.748	87.863
Strip Center	1	5.000	507	4.493	1	5.000	507	4.493
Total	22	747.894	277.203	470.691	22	747.894	277.203	470.691

PERU	N°	GLA total	GLA Third parties	GLA Related parties	N°	GLA total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	75.897	43.634	32.263
Local	1	30.280	17.075	13.204	1	30.280	17.075	13.204
Strip Center	2	16.968	10.481	6.486	2	16.968	10.481	6.486
Total	4	123.144	71.191	51.953	4	123.144	71.191	51.953

COLOMBIA	N°	GLA total	GLA Third parties	GLA Related parties	N°	GLA total	GLA Third parties	GLA Related parties
Local	2	43.184	8.890	34.294	2	34.604	14.991	19.613
Total	2	43.184	8.890	34.294	2	34.604	14.991	19.613

Financial Services Indicators
CHILE	4Q16	4Q15
Credit Card/ SAG-CAT0
Loan Portfolio (MM CLP)1	781.461	676.641
Provisions over Loans (%)2	6,0%	6,3%
Write-offs (MM CLP)	35.488	25.414
% of Sales w/Credit Cards over Total Sales
Hypermarkets	14,4%	15,4%
Supermarkets	4,5%	5,2%
Department Stores	31,7%	35,9%
Home Improvement	18,4%	22,3%
Banco Paris
Loan Portfolio (MM CLP)3	9.644	10.419
Provisions over Loans (%)	1,6%	1,5%
Write-offs (MM CLP)	-	2.921
ARGENTINA
Loan Portfolio (M ARS)	7.820.670	4.877.469
Provisions over Loans (%)4	3,3%	3,0%
Write-offs (M ARS)	143.988	65.310
% of Sales w/Credit Cards over Total Sales
Supermarkets	10,7%	10,5%
Home Improvement	27,2%	26,2%
PERU5
Loan Portfolio (M PEN)	531.078	459.547
Provisions over Loans (%)	7,7%	6,4%
Write-offs (M PEN)	80.691	59.531
% of Sales w/Credit Cards over Total Sales
Supermarkets	12,5%	12,2%
Department Stores	36,3%	32,1%
BRAZIL6
Loan Portfolio (M BRL)	511.964	492.146
Provisions over Loans (%)	4,0%	3,8%
Write-offs (M BRL)	77.660	66.401
% of Sales w/Credit Cards over Total Sales
Supermarkets	37,4%	39,3%
COLOMBIA
Loan Portfolio (MM COP)	765.216	679.146
Provisions over Loans (%)	7,0%	7,4%
Write-offs (MM COP)	72.322	74.820
% of Sales w/Credit Cards over Total Sales
Supermarkets	15,7%	13,5%
Home Improvement	9,1%	8,7%

Note 0: SAG-Cat is the new entity that holds the JV with Scotiabank in Chile.
Note 1: Starting from June 2016, figures reported in SAG-CAT holds 100% of the JV with Scotiabank.
Note 2: The ratio Provisions/Loan does not include CLP 1-,499 million of anti-cyclical and contingency provisions of unused quotes registered by the end of December 2016.
Note 3: Bank’s loan portfolio only includes the mortgage loans that were left at Banco Paris after the completion of JV with Scotiabank.
Note 4: As of December 2016 no amount of anti-cyclical provisions was registered.
Note 5: Since June 2015 write-offs criteria was modified from 120 days to 160 days overdue.
Note 6: Includes only Gbarbosa
Note 7: Write-offs correspond to write-off net from recovery and are presented accumulated as of the end of each quarter.

Impact of Asset Revaluation
	4Q16	4Q15	12M16	12M15
Deferred Tax from rev. of assets	-55.588	-42.443	-90.459	-57.687
Assets revaluation	170.525	141.762	287.520	198.155
Net effect from revaluation of assets	114.938	99.320	197.060	140.468

EBITDA (in CLP mm)
EBITDABY COUNTRY	4Q16	4Q15	∆ %	12M16	12M15	∆ %
CHILE – Supermarkets	72.121	78.760	-8,4%	254.036	233.565	8,8%
CHILE – DS	28.697	28.400	1,0%	60.659	61.266	-1,0%
CHILE – HI	24.440	20.088	21,7%	51.657	47.192	9,5%
CHILE – SC3	88.908	92.481	-3,9%	242.213	222.053	9,1%
CHILE – FR	1.453	2.435	-40,3%	8.324	5.887	41,4%
CHILE – Others	-44.002	-41.351	6,4%	-21.523	-166.797	-87,1%
Chile	171.616	180.813	-5,1%	595.368	403.167	47,7%
Argentina	164.625	147.804	11,4%	354.513	311.268	13,9%
Brazil	3.736	7.718	-51,6%	6.427	-101.575	-106,3%
Peru	26.033	55.629	-53,2%	85.835	99.438	-13,7%
Colombia	13.405	18.488	-27,5%	34.306	31.572	8,7%
Total	379.416	410.453	-7,6%	1.076.450	743.871	44,7%

7 Write-offs correspond to write-offs net from recovery and are presented accumulated as of the end of each quarter.

EBITDA BY BUSINESS	4Q16	4Q15	∆ %	12M16	12M15	∆ %
Supermarkets	120.166	160.057	-24,9%	427.220	447.896	-4,6%
Department Stores	27.475	27.893	-1,5%	55.082	55.758	-1,2%
Home Improvement	50.778	66.666	-23,8%	148.316	173.680	-14,6%
Shopping Centers	220.956	208.935	5,8%	474.098	403.688	17,4%
Financial Services	22.929	17.913	28,0%	81.829	64.427	27,0%
Others	-62.889	-71.012	N.A.	-109.955	-398.642	-72,4%
Total	379.416	410.453	-7,6%	1.076.590	746.807	44,2%

Adjusted Ebitda BY BUSINESS	4Q16	Margin	4Q15	Margin	∆ %	2016	2015	∆ %
Supermarkets	120.166	6,0%	160.057	7,4%	-24,9%	427.220	447.896	-4,6%
Department Stores	27.475	7,6%	27.893	8,1%	-1,5%	55.082	55.758	-1,2%
Home Improvement	50.778	14,1%	66.666	15,8%	-23,8%	148.316	173.680	-14,6%
Shopping Centers	48.197	71,0%	67.173	92,9%	-28,2%	184.343	205.533	-10,3%
Financial Services	22.929	46,6%	17.913	38,1%	28,0%	81.829	64.427	27,0%
Others8	-49.232		-55.299		-11,0%	-130.835	-262.827	-50,2%
Total	220.313	7,7%	284.403	9,3%	-22,5%	765.955	684.467	11,9%

Balance Sheet by Country
	Assets			Liabilities			Equity
	dic-16	dic-15%		dic-16	dic-15%		dic-16	dic-15%
Chile	4.802.767	4.848.798	-0,9%	4.225.848	4.182.284	1,0%	885.649	855.444	3,5%
Argentina	1.411.985	1.242.360	13,7%	813.236	693.797	17,2%	655.907	690.664	-5,0%
Brazil	1.431.919	1.165.419	22,9%	530.551	472.092	12,4%	781.437	690.695	13,1%
Peru	1.240.939	1.277.032	-2,8%	403.729	397.106	1,7%	693.076	717.680	-3,4%
Colombia	1.584.058	1.577.116	0,4%	414.253	394.633	5,0%	1.067.982	1.016.329	5,1%
Consolidate	10.471.668	10.110.725	3,6%	6.387.616	6.139.913	4,0%	4.084.052	3.970.812	2,9%

Reconciliation of Non-IFRS Measures to Profit/(Loss)
This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us. We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies. A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

8 Includes back office area, corporate areas, taxes, Aventura Center business and Loyalty program. In 2015 includes the write-off of assets in Brazil and in 2016 the sale of our stake in Mall Marina Arauco

	4Q16	4Q15%		12M 2016	12M 2015%
Profit (Loss)	157.452	187.535	-16,0%	387.797	222.740	74,1%
Net Financial Costs	71.789	75.981	-5,5%	268.970	244.100	10,2%
Result from Indexation Units	2.293	6.113	-62,5%	14.312	22.009	-35,0%
Result from Exchange Variations	9.130	9.600	-4,9%	-37.287	116.743	-131,9%
Income taxes	85.536	92.400	-7,4%	191.969	58.540	227,9%
Depreciation & Amortization	64.639	54.537	18,5%	227.713	218.490	4,2%
Revaluation of Investment Properties	-170.525	-141.762	20,3%	-287.520	-198.155	45,1%
Adjusted EBITDA	220.313	284.403	-22,5%	765.955	684.467	11,9%

Reconciliation by Business Unit
4Q16 (CLP mm)	SM	SC	HI	DS	FR	Others9	Consolidate

Net Income	78.348	219.603	44.206	19.742	19.622	-224.069	157.452
Financial Expense (net)	0	0	0	0	0	71.789	71.789
Income Tax Charge	0	0	0	0	0	85.536	85.536
EBIT	78.348	219.603	44.206	19.742	19.622	-66.745	314.777
Depreciation and Amortization	41.818	1.353	6.572	7.733	3.308	3.856	64.639
EBITDA	120.166	220.956	50.778	27.475	22.929	-62.889	379.416
Exchange differences	0	0	0	0	0	9.130	9.130
Revaluation of Investment Properties	0	-172.760	0	0	0	2.234	-170.525
(Losses) gains from indexation	0	0	0	0	0	2.293	2.293
Adjusted EBITDA	120.166	48.197	50.778	27.475	22.929	-49.232	220.313

12M16 (CLP mm)	SM	SC	HI	DS	FR	Others	Consolidate

Net Income	282.106	467.702	123.824	24.954	76.111	-586.900	387.797
Financial Expense (net)	0	0	0	0	0	268.970	268.970
Income Tax Charge	0	0	0	0	0	191.969	191.969
EBIT	282.106	467.702	123.824	24.954	76.111	-125.961	848.736
Depreciation and Amortization	145.114	6.395	24.492	30.128	5.718	15.866	227.713
EBITDA	427.220	474.098	148.316	55.082	81.829	-110.095	1.076.450
Exchange differences	0	0	0	0	0	-37.287	-37.287
Revaluation of Investment Properties	0	-289.754	0	0	0	2.234	-287.520
(Losses) gains from indexation	0	0	0	0	0	14.312	14.312
Adjusted EBITDA	427.220	184.343	148.316	55.082	81.829	-130.835	765.955

4Q15 (CLP mm)	SM	SC	HI	DS	FR	Others	Consolidate

Net Income	127.670	207.011	60.057	19.231	17.110	-243.544	187.535
Financial Expense (net)	0	0	0	0	0	75.981	75.981
Income Tax Charge	0	0	0	0	0	92.400	92.400
EBIT	127.670	207.011	60.057	19.231	17.110	-75.163	355.916
Depreciation and Amortization	32.387	1.924	6.610	8.663	803	4.151	54.537
EBITDA	160.057	208.935	66.666	27.893	17.913	-71.012	410.453
Exchange differences	0	0	0	0	0	9.600	9.600
Revaluation of Investment Properties	0	-141.762	0	0	0	0	-141.762
(Losses) gains from indexation	0	0	0	0	0	6.113	6.113
Adjusted EBITDA	160.057	67.173	66.666	27.893	17.913	-55.299	284.403

12M15 (CLP mm)	SM	SC	HI	DS	FR	Others	Consolidate

Net Income	315.951	395.717	146.845	22.772	61.731	-720.276	222.740
Financial Expense (net)	0	0	0	0	0	244.100	244.100
Income Tax Charge	0	0	0	0	0	58.540	58.540
EBIT	315.951	395.717	146.845	22.772	61.731	-417.636	525.380
Depreciation and Amortization	131.946	7.970	26.834	32.986	2.696	16.058	218.490
EBITDA	447.896	403.688	173.680	55.758	64.427	-401.578	743.871
Exchange differences	0	0	0	0	0	116.743	116.743
Revaluation of Investment Properties	0	-198.155	0	0	0	0	-198.155
(Losses) gains from indexation	0	0	0	0	0	22.009	22.009
Adjusted EBITDA	447.896	205.533	173.680	55.758	64.427	-262.827	684.467

9 Includes back office area, corporate areas, taxes, Aventura Center business and Loyalty program

Reconciliation of Non-IFRS Measures to Net Financial Debt10
We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities are defined as Other financial liabilities, current, plus Other financial liabilities, non-current.

The IFRS financial measure most directly comparable to net financial debt is total financial liabilities, current and non-current, as reported in the notes to the Company’s consolidated financial statements.

We believe that the presentation of net financial debt provides useful information to investors because our management reviews net financial debt as part of its management of our overall liquidity, financial flexibility, capital structure, covenants and leverage. Furthermore, certain debt rating agencies, creditors and credit analysts monitor our net financial debt as part of their assessments of our business.

For a quantitative reconciliation of total financial liabilities to net financial debt, see below.

(figures in CLP MM)	Dec 2016	Dec 2015
Total Financial Liabilities	3.324.347	3.280.211
Less: Total cash and cash equivalents	275.219	268.275
Less: Total other financial assets, current and non-current	507.349	676.383
Less: Total other financial liabilities from Banco Paris and Banco Peru, current and non-current	110.011	125.904
Plus: Cash and cash equivalents from Banco Paris and Banco Peru	32.373	18.985
Plus: Total other financial assets from Banco Paris and Banco Peru, current and non-current	28.634	71.415
Net Financial Debt	2.492.776	2.300.048

Macroeconomic Information
Exchange Rate (End Of Period)	2016	2015	% cambio	Average Exchange Rate	4Q16	4Q15	% cambio
CLP / USD	669,5	710,2	-5,7%	CLP / AR$	43,1	70,1	-38,5%
CLP / AR$	42,3	54,8	-22,8%	CLP / COP	0,22	0,23	-2,9%
CLP / COP	0,22	0,22	0,0%	CLP / PEN	196,16	210,25	-6,7%
CLP / PEN	199,7	208,3	-4,1%	CLP / BRL	202,4	181,5	11,5%
CLP / BRL	205,8	178,3	15,4%
Inflation
	4Q16	3T16	4Q15	3T15
Chile	2,7%	3,1%	4,4%	4,6%
Brazil	6,3%	8,5%	10,7%	9,5%
Peru	3,2%	3,1%	4,4%	3,9%
Colombia	5,8%	7,3%	6,8%	5,4%

10 Figures include assets and liabilities classified as held for sale. See Note 17.7 of the Financial Statements.

Webcast & Teleconference Information
Friday March 3rd 2017
11:00 AM Chile & 09:00 AM EST

Participants Dial-in
Chile toll free: **1230-020-0479**
Toll free**: 1-888-349-0108**
International**: 1-412-902-4201**
Conference ID: *CENCOSUD*

Replay:
Toll free**: 1-877-344-7529**
International**: 1-412-317-0088**
Replay ID**: 10101964**

Webcast available at
http://investors.cencosud.com/Spanish/inversionistas/informacion-financiera/reportes-trimestrales/default.aspx

Marisol Fernández IRO Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Senior IR Analyst Tel +562 2959 0368 natalia.nacif@cencosud.cl	Valentina Klein IR Analyst Tel +562 2200 4395 valentina.klein@cencosud.cl

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.